January 14, 2011

Via Edgar and Facsimile

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Matt McNair, Attorney-Advisor, Division of Corporation Finance

Mike Volley, Staff Accountant

Kevin W. Vaughn, Accounting Branch Chief

Michael R. Clampitt, Senior Counsel

RE:	Response to follow-up SEC letter dated December 15, 2010, File No. 000-30541

Dear Sirs:

Attached please find our responses to the follow-up SEC comment letter dated December 15, 2010, in which you requested further information relating to certain financial disclosure items as were previously reported in our Form 10-Q for the fiscal quarter ended June 30, 2010.

If you have any additional questions please feel free to contact us.

Sincerely,

/s/ THOMAS R. ROSAZZA

Thomas R. Rosazza

President /Chief Executive Officer

/s/ LORI G. HASSETT

Lori G. Hassett

Vice President/Chief Financial Officer

Pioneer Bankshares, Inc.

263 East Main Street

P.O. Box 10

Stanley, VA 22851

Response to Follow-Up SEC Letter Dated December 15, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Note 2 Investment Securities, page 10

1.	The noted comment relates to certain stocks that have been in an unrealized loss position for 31 months with declines in value between 19% - 44%, with additional analysis information requested.

a.	Staff comments suggest that the other-than-temporary analysis appears to inappropriately discount the significance of negative evidence of extreme duration and severity of impairment.

Response:

Management acknowledges the staff’s comments and concerns relating to the duration and percentage decline in value; however we do not believe that these factors were inappropriately discounted in our other-than-temporary analysis. Management’s analysis process appropriately includes duration and percentage decline as two of the key elements in our quarterly evaluation process, but also gives further consideration to additional factors such as valuation trends, current market trading activity, financial strength ratings from industry reports, credit quality, credit ratings, and continued dividend payments. Management believes the evaluation and consideration of these additional factors is in accordance with appropriate assessment practices related to other-than-temporary impairments, as the accounting literature provides guidance relating to the necessity of evaluating all relevant information and factors available for each analysis period and further requires that these factors be considered both individually and collectively.

Additionally, there are no specific bright-line benchmarks established in the accounting guidance as to the appropriate loss recovery period that should be applied, therefore some subjectivity is required in determining an appropriate holding period. As such, management believes it has used sound and appropriate judgment in applying a slightly longer duration period based on objective and supporting recovery forecasts.

Further, management’s quarterly impairment analysis includes reviews of independent third-party economic forecasts that indicate the recovery duration for this recessionary and recovery period is likely to be somewhat longer than that of normal general economic downturns. These forecasts are considered to be objective information and were also considered to be a reasonable basis for extending the duration or holding period as it relates to the determination of other-than-temporary impairments.

Another key analysis factor included in our evaluation process is the considerable diversification that exists within these particular funds. The investments in question are exchange-traded funds (ETF’s) consisting of multiple holdings across various industry sectors, and are not single or direct investments in one particular company. The diversification attribute of these investment instruments provides a much lower risk that the noted decline in value of these funds will be sustained over time, but rather, these instruments are considered to be more likely to recover in value with economic activity and improvement. Additionally, these diversified funds are not subject to the same measure of financial or event risk as is a single company stock investment and historically these funds are known to fluctuate with market conditions.

Management’s other-than-temporary analysis also gives consideration to the Company’s ability to hold stocks, if necessary, until such time that they would recover in value. In conjunction with this additional evaluation factor, it was determined that the institution’s capital, liquidity, and cash flow were sufficiently adequate to conclude that the Company would not be required to sell these instruments for operational purposes.

Management’s evaluation as of June 30, 2010 appropriately recognized that market fluctuations had temporarily resulted in an increased loss position for the investments in question as compared to the prior quarter; however, further analysis showed that the values remained substantially higher than the lower loss position of earlier and shorter duration periods. Additionally, the changes in value of these stocks were continuing to fluctuate in correlation to current market trends. Each stock’s valuation trend has also been compared to the overall market trends of the DOW & S&P index at the time of each quarterly evaluation. It is evident from this further analysis that the decline in value of these particular investments as of June 30, 2010 were trending with fluctuations in current market conditions and were therefore considered to be temporary.

Management’s analysis also includes ongoing monthly tracking of the valuation trends relative to the unrealized loss position of each stock. The valuation trends for these investments have shown substantial increases in value with specific loss recovery improvements during 2009 of 50% for VAW, 33% for VDE, 52% for VEU, and 79% for VGT. Collectively the loss recovery improvement for this group of investments was approximately $292,000 or 54% during 2009. Further loss recovery improvements were noted as of March 31, 2010 at approximately $313,000 or 57% collectively. Additionally, while the recovery improvement as of June 30, 2010 decreased in conjunction with general market conditions the overall recovery improvement as of the second quarter of 2010 continued to be well above the lowest loss positions of earlier and shorter duration periods and showed sustained overall increases in values of 37% for VAW, 22% for VDE, 37% for VEU, and 61% for VGT. Collectively this group of investments maintained an average improvement of nearly 40% as of June 30, 2010. These substantial and positive recovery trends are additional objective factors upon which management’s consideration of the expectation and likelihood of full recovery going forward is based.

As noted previously, management’s evaluation recognized that there have been certain temporary valuation fluctuations during 2010, however it should be further noted that these stocks have continued to show improvement with overall increasing valuations throughout the remainder of 2010 and into 2011. For example, management’s impairment analysis for the third quarter of 2010 noted additional recovery improvements for each of the investments in question, with cumulative increases of more than $101,000 as compared to the June 30, 2010 unrealized loss position. These collective increases represent specific loss recovery improvements of 29% for VAW, 17% for VDE, 32% for VEU, and 54% for VGT during the third quarter of 2010. These consistent and continued improvements and the documented positive changes in value are considered to be additional objective and supportive evidence that further validates management’s original conclusions regarding the temporary nature of the unrealized loss positions in prior quarters.

Further, management’s other-than-temporary evaluation specifically includes a review of each investment’s percentage decline as the duration period increases. The review of this trend shows that the percentage decline in value as of the second quarter of 2010 or the 31 month duration period was substantially less than the percentage decline for earlier and shorter duration periods as shown in the table below.

STOCK	Percentage Decline (15 mths)	Percentage Decline (19 mths)	Percentage Decline (25 mths)	Percentage Decline (31 mths)	Percentage Decline (34 mths)	Percentage Decline (37 mths)

VAW	-60.4%	-46.3%	-30%	-38.0%	-26.8%	-13.7%

VDE	-55.7%	-46.6%	-36.3%	-44.4%	-36.8%	-23.8%

VEU	-57.7%	-40.5%	-27.7%	-36.4%	-24.8%	-20.9%

VGT	-48.2%	-23.6%	-9.9%	-18.8%	-8.7%	N/A – Full Recovery in Value

Subsequently, it should also be noted that in the normal course of business and in conjunction with management’s regular investment, budgeting, and tax planning activities, the Company has a general practice of repositioning its investment portfolios during the fourth quarter of each year. As such, the company has executed various investment purchases and sales during the fourth quarter of 2010 to facilitate these strategies. These transactions included the sale of three investments evaluated above for other-than-temporary impairment, among numerous other transactions. The sale of these investments has resulted in a realized loss, which provided certain tax benefits for the

Company. Management’s decision to sell these investments was not the result of a change in operational cash flow which required additional funding. Further, this decision was not the result of a change in management’s opinion relating to the expected and likely recovery of value or any change in consideration relating to any other-than-temporary status. Rather, management’s decision regarding the sale of these investments was based firmly on specific investment and tax initiatives. As previously mentioned, the percentage declines of these ETF investments have continued to show further improvements in value during the third and fourth quarters of 2010 and into 2011, as is shown in the above chart for the 34 and 37 month duration periods. By comparison, the noted unrealized loss position of the investments in question as of June 30, 2010 was approximately $332,000 and the actual realized loss was only $157,000, as a result of management’s 4th quarter activities. This represents a reduced loss amount of nearly 53% when compared to the June 30, 2010 unrealized loss figure. Further, it should be noted that had the Company not sold these investments, the unrealized loss position would have been reduced to approximately $144,000 as of December 31, 2010 and then further reduced to approximately $136,000 as of the date of this letter. With these noted improvements in stock values, management continues to believe that the stocks in question will reach higher valuation levels going forward and considers its prior assessment of the temporary nature of the unrealized loss values to be appropriate. As such, management believes it has appropriately recognized the actual loss amount of approximately $157,000, which was realized in the fourth quarter of 2010 as a result of management’s investment and tax planning activities, and considers this loss to be appropriately booked in the period in which it occurred.

In summary, management’s detailed analysis for each quarterly reporting period relies on numerous factors, as outlined above, some of which are objective and others being subjective. Management believes its collective analysis of all of the factors discussed above is deemed to be appropriate and in accordance with the accounting guidance of evaluating all available information in determining whether investment loss positions are to be classified as other-than-temporary or temporary. Management believes this response provides a more robust discussion and explanation of the impairment analysis process used and will include similar discussion in its future filings as a means of providing more information to investors relating to this topic.

Finally, management has further reviewed and discussed its evaluation process and the multiple factors being considered and relied upon with its external auditors and outside regulatory personnel and has concluded that its other-than-temporary analysis is appropriately applied.

b.	Staff comments suggest that the analysis does not appear to recognize that a security impaired due to general negative economic trends can be considered other than temporarily impaired based on duration and severity of impairment, after taking into consideration the cost basis.

Response:

Management acknowledges the staff’s comments and concerns relating to the possibility of impairment of securities resulting from general economic trends. However, as noted above, management believes it has appropriately considered the impact of economic conditions in its analysis process. Management’s decision to utilize an extended duration or holding period is based on independent third-party economic forecasts that provide professional and expert opinions relating to the likelihood of an economic recovery over an extended period of time. Additionally, these reports note the unusual nature of this particular recessionary and recovery cycle, which further supports the use of a different duration factor during this time. Further, management’s detailed analysis, as discussed above, appropriately relies on numerous additional factors to adequately assess each investment’s recovery trends in light of current and existing economic conditions. Management will include similar discussion relating to economic considerations in its future filings.

c.	Staff comments suggest that the analysis appears to use a permanent impairment threshold and notes that SAB Topic 5: M states that other than temporary impairment does not mean permanent impairment.

Response:

Management acknowledges the staff’s comments and concerns relating to other-than-temporary impairment and fully understands that the accounting guidance does not indicate other-than-temporary impairment means permanent impairment. Management does not believe it has applied a permanent impairment threshold, but rather has extended its normal duration holding period in accordance with the professional and expert reports obtained relating to the expected recovery period of the current economic cycle. In accordance with other-than-temporary accounting guidance, management does not intend to extend its duration holding period beyond what is considered to be a reasonable recovery period that can be supported by independent external reports or sources. Going forward, as the economy returns to a more normal cyclical status, management will resume the use of a shorter duration holding period, most likely in the range of 12 – 24 months. Additionally, management will include similar discussion in future filings to clarify its basis for duration holding periods and will specify that a permanent threshold for impairment analysis in not being utilized.

Further, management’s ongoing, continued, and detailed analysis process relating to possible other-than-temporary impairments indicates our diligent efforts to properly identify any potential impairment losses in accordance with accounting guidance and thus shows that a permanent threshold is not being applied. Additionally, as noted previously, this detailed analysis process has provided numerous positive factors which support our analysis conclusions.

d.	Staff comments request that the impairment analysis be expanded to more clearly identify the determination factors used to conclude that the realizable value will be equal to or in excess of the carrying value and the objective evidence relied upon in making this determination. Identify how this objective evidence indicated the recovery will occur in the near term, beyond which projections are inherently more difficult to make, and how you determined that such evidence was not contemplated in the current price.

Response:

As previously discussed above, management’s analysis includes both objective and subjective factors in the evaluation and determination of other-than-temporary impairment and has not limited the scope of this evaluation process to duration and percentage decline in value alone. The multiple factors utilized by management in its analysis process are considered to be in accordance with the accounting guidance relating to other-than-temporary evaluation, as management diligently seeks out specific data relating to each investment instrument in a loss position and includes independent investment and economic publications as valid and objective sources of information. Further, the documented valuation fluctuations, positive recovery trends, and historical data are considered to be objective in nature as they provide factual evidence of what has occurred and support for what is likely to occur going forward. As explained above, the substantial and continuing increases in value of the investments in question, along with expected economic recovery reports, are factors that indicate recovery of value equal to or greater than the carrying value will occur. Additionally, as discussed above, another factor considered to be objective is the factual information relating to the diversification of these ETFs and their potential for full recovery.

Further, management has monitored various trade related publications on a regular basis and consulted with an outside investment firm to further assess the individual stocks or securities in a loss position. The information obtained through these outside sources is considered to be objective in nature as they provide independent analysis data and additional performance information for each investment, as well as professional and expert forecasts of the likelihood of continued valuation increases and industry trends going forward.

Management intends to include similar discussion in its future filings as a means of clarifying the objective and subjective factors utilized in its impairment analysis process going forward.

Item 2. Mangement’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition – Loan Portfolio, page 20

2.	The noted comment states that management’s prior response letter appropriately addressed the requested information relating to impaired loans and appraisal valuations, but did not confirm that this information would be included in future filings.

Response: Management hereby confirms that the institution’s impaired loan and/or fair value disclosures for future filings will be expanded to include a more robust discussion of the company’s process for obtaining updated appraisal values for collateral dependent loans, as well as discounts applied to outdated appraisals in conjunction with the allowance evaluation process and further discussion regarding the stress testing procedures that are performed relating to discounted real estate values across the entire loan portfolio in support of various real estate loan loss allocation factors. The verbiage of these disclosures will be updated with additional information relating to the details of these processes going forward. Additionally, management hereby confirms that the dollar amount of collateral dependent loans with an appraisal value over one year will be specifically included in future filings.

In closing, management respectfully submits these responses to you and provides the following acknowledgement:

We, the undersigned officers, do hereby acknowledge that Pioneer Bankshares, Inc is responsible for the adequacy and accuracy of all disclosures in our filings; and further acknowledge that changes to disclosures in response to SEC staff comments do not foreclose the Commission from taking actions with respect to our company’s filings; and acknowledge that Pioneer Bankshares, Inc may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ THOMAS R. ROSAZZA	/s/ LORI G. HASSETT

Thomas R. Rosazza, President/CEO	Lori G. Hassett, Vice President/CFO